EXHIBIT 99.1

Correction-PN Smart Energy Limited Announces Pricing of $5.2 Million Registered Direct Offering

NINGBO, China, August 10, 2026 (GLOBE NEWSWIRE) – PN Smart Energy Limited (NASDAQ: PN) (the “Company”), a global independent power producer (IPP) focused on the development of clean power stations, critical energy materials, and intelligent energy infrastructure, today announced that on August 10, 2026, we amended and restated the securities purchase agreement for our previously announced offering with an institutional investor for the sale of up to 1,735,000 Class A ordinary shares (par value $0.002 per share) (the “Ordinary Shares”) and pre-funded warrants in a registered direct offering of its securities, which was revised to a purchase price of $3.00 per Ordinary Share (or $2.998 per pre-funded warrant, representing the $3.00 per share purchase price less a $0.002 per share exercise price) (together, the “Securities”). The gross proceeds from the offering are expected to be $5.205 million, before deducting placement agent fees and other offering expenses. The Company intends to use the net proceeds from the offering for general working capital purposes. The closing of the offering is expected to occur on or about August 10, 2026, subject to the satisfaction of customary closing conditions.

FT Global Capital, Inc. is acting as the exclusive placement agent for the offering.

The Securities are being offered pursuant to an effective “shelf” registration statement on Form F-3 (File No. 333-295378) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective on April 30, 2026, under the Securities Act of 1933, as amended (the "Securities Act"). A prospectus supplement describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC's website at http://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About PN Smart Energy Limited

PN Smart Energy Limited is an emerging independent power producer and clean energy infrastructure company. While the Company’s current revenue is anchored in solar equipment, manufacturing-including solar cables, inverters, and energy storage distribution, it is strategically transitioning toward power generation assets. The Company develops and operates solar and wind power plants as an IPP, with the long-term goal of becoming a vertically integrated smart energy company that powers the future through clean energy. For more information, please visit the Company's investor relations website at https://ir.pnsmartenergy.com/.

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Forward-looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

PN Smart Energy Limited

Cathy Li

Investor Relations

Email: ir@pnsmartenergy.com

Tel: +1 574 575 7170

WFS Investor Relations Inc.

Connie Kang

Partner

Email: ckang@wfsir.com

Tel: +1 628 283 9214

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